EXHIBIT 99.1

News Release dated February 3, 2015, Suncor Energy appoints new member to the Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy appoints new member to Board of Directors

Calgary, Alberta (Feb. 3, 2015) – Jim Simpson, Chair of the Board of Directors of Suncor Energy, is pleased to announce the appointment of Jacynthe Côté to the company’s Board of Directors. Ms. Côté’s appointment is effective immediately.

“I’m pleased to welcome Ms. Côté to our Board,” said Mr. Simpson. “Her extensive corporate experience, particularly in the mining sector, is an asset that will certainly serve Suncor well. I look forward to working with her and other members of the Board in stewarding Suncor’s shareholder interests.”

Jacynthe Côté was president and chief executive officer of Rio Tinto Alcan from 2009 until June 2014.  She previously served as president and chief executive officer of Rio Tinto Alcan’s Primary Metal business group, following Rio Tinto’s acquisition of Alcan Inc. in 2007.

Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career, including positions in human resources, environment, health and safety, business planning and development and production/management positions in Québec and in England.

Ms. Côté has a Bachelor’s degree in Chemistry from Laval University in Québec and currently serves on the boards of RBC and Finning. She has been a member of the Advisory Board of the Montreal Neurological Institute since 2010 and a member of the Hautes Études Commerciales Board since 2009.

For Ms. Côté’s full biography and further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:	Investor inquiries:
403-296-4000	800-558-9071
media@suncor.com	invest@suncor.com

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